

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

September 17, 2021

Paolo Tiramani
Chief Executive Officer
Boxabl Inc.
6120 N. Hollywood Blvd. #104
Las Vegas, NV 89115

Re: Boxabl Inc.
Amendment No. 6 to Offering Statement on Form 1-A
Filed August 19, 2021
File No. 024-11419

Dear Mr. Tiramani:

We have reviewed your amended offering statement and have the following comment. In our comment, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your offering statement and providing the requested information. If you do not believe our comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your offering statement and the information you provide in response to this comment, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our June 28, 2021 letter.

Amendment No. 6 to Offering Statement on Form 1-A

General

1. We note publicly available videos and interviews, including an interview with the CEO on a Tech Path show. Please advise us how the interview has been conducted consistent with Rules 251 and 255 of Regulation A. For example, it is unclear why you have not filed transcripts of videos containing what appear to be solicitations. Please confirm the material information addressed in the videos and interviews are presented in the offering circular. In this regard, the CEO interview addresses the importance of state and local regulatory approvals. Please advise us why you have not filed the agreement with the "third party testing and inspection company" as an exhibit.

You may contact William Demarest at 202-551-3432 or Jennifer Monick at 202-551-3295 if you have questions regarding comments on the financial statements and related matters. Please contact Austin Wood at 202-551-5586 or James Lopez at 202-551-3536 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Real Estate & Construction

cc: Andrew Stephenson, Esq.